SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MICROSTRATEGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

594972408

(CUSIP Number of Class of Securities)

Phong Le

President & Chief Financial Officer

MicroStrategy Incorporated

1850 Towers Crescent Plaza

Tysons Corner, Virginia 22182

(703) 848-8600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Thomas S. Ward

Lillian Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$250,000,000	$32,450

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $250,000,000 in value of shares of class A common stock of MicroStrategy Incorporated at a price not greater than $140.00 and not less than $122.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by MicroStrategy Incorporated, a Delaware corporation (the “Company” or “MicroStrategy”), to purchase up to $250 million in value of shares of its issued and outstanding class A common stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), at a price not greater than $140.00 nor less than $122.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 11, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and Letter of Transmittal, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO (including exhibits) is intended to satisfy the reporting requirements of Rules 13e-4(b)(1) and (c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and address. The name of the subject company and issuer of the securities to which this Schedule TO relates is MicroStrategy Incorporated. The address and telephone number of its principal executive office are 1850 Towers Crescent Plaza, Tysons Corner, Virginia 22182, (703) 848-8600.

(b) Securities. The information set forth in the Offer to Purchase in the section captioned “Introduction” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and address. The name of the filing person to which this Schedule TO relates is MicroStrategy Incorporated. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Schedule I (“Directors and Executive Officers of MicroStrategy Incorporated”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Introduction”

•	Section 1 (“Number of Shares; Price; Proration”)

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”)

•	Section 3 (“Procedures for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”)

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”)

•	Section 6 (“Conditional Tender of Shares”)

•	Section 7 (“Conditions of the Offer”)

•	Section 9 (“Source and Amount of Funds”)

•	Section 10 (“Certain Information Concerning Us”)

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”)

•	Section 13 (“Material U.S. Federal Income Tax Consequences”)

•	Section 14 (“Extension of the Offer; Termination; Amendment”)

•	Section 16 (“Miscellaneous”)

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet” and “Introduction” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. The Company has no alternative financing arrangements or financing plans with respect to the Offer.

(d) Borrowed funds. No part of the funds or other consideration required for the Offer is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. To the Company’s knowledge, no material legal proceedings relating to the Offer are pending.

(c) Other material information. The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information provided in this Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 13e-4(d)(2).

Item 12. Exhibits.

(a)(1)(i)*	Offer to Purchase dated August 11, 2020

(a)(1)(ii)*	Letter of Transmittal

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Email Communication to Certain Holders of Stock Options

(a)(1)(vii)*	Email Communication to Employees of MicroStrategy Incorporated and its Subsidiaries

(a)(1)(viii)*	Form of Notice of Withdrawal

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)(i)	Press Release dated August 11, 2020 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2020 (File No. 000-24435))

(a)(5)(ii)*	Summary Advertisement dated August 11, 2020

(b)	Not Applicable

(d)(1)	MicroStrategy Incorporated 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2013 (File No. 000-24435))

(d)(2)	Amendment No. 1 to the MicroStrategy Incorporated 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 28, 2014 (File No. 000-24435))

(d)(3)	Amendment No. 2 to the MicroStrategy Incorporated 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on July 25, 2014 (File No. 333-197645))

(d)(4)	Amendment No. 3 to the MicroStrategy Incorporated 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2015 (File No. 000-24435))

(d)(5)	Amendment No. 4 to the MicroStrategy Incorporated 2013 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 (File No. 000-24435))

(d)(6)	2013 Form of Nonstatutory Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2013 (File No. 000-24435))

(d)(7)	2016 Form of Nonstatutory Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (File No. 000-24435))

(g)	Not Applicable

(h)	Not Applicable

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2020

MICROSTRATEGY INCORPORATED

By:	/s/ W. Ming Shao
W. Ming Shao
Senior Executive Vice President & General Counsel